

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-Mail
Mr. James E. Perry
Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

> **Re: Trinity Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Response dated December 9, 2011**
> **File No. 001-06903**

Dear Mr. Perry:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 5. Railcar Leasing and Management Services Group, page 53

We note from your response to our prior comment four that you believe that it is appropriate to include the sale of railcars from the lease fleet in revenue because it represents the realization of your principal revenue earning activity at the time of sale, which is manufacturing railcars and delivering them to a third-party. However, in light of the fact that the railcars are leased for a period greater than one year prior to the sale to a third-party, we do not believe that this represents the realization of your principal revenue earning activity. We continue to believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time (generally greater than one year) should be excluded from revenue. Such amounts should be presented as a separate line item below your gross margin. Please revise future filings accordingly. Also, as previously requested, please ensure that you clearly describe the revenue recognition policy related to leased railcars in your response and revised disclosure.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief